Exhibit 99.2

AGREEMENT

WHEREAS, on February 22, 2005, Verizon Communications Inc., acting on its behalf and on behalf of Eli Acquisition, LLC, (collectively “Verizon”) filed with the Federal Trade Commission and the United States Department of Justice (the “Department”) a notification pursuant to the Hart-Scott-Rodino Act, 15 U.S.C. § 18a, regarding a proposed purchase by Verizon of all of the shares of MCI, Inc. (the “Merger”) pursuant to the Agreement and Plan of Merger, dated as of February 14, 2005 (as amended from time to time, the “Merger Agreement”), among Verizon, MCI, and Eli Acquisition LLC, and the Department is currently investigating the proposed Merger;

WHEREAS, Verizon has since entered into an agreement to purchase approximately 43.4 million shares of common stock of MCI, Inc., from eight entities affiliated with Carlos Slim Helu (the “Slim Shares”); on April 11, 2005, Verizon filed with the Federal Trade Commission and the Department a notification with respect to that proposed purchase; and on April 14, 2005, in response to the Department’s request, Verizon provided to the Department all non-privileged documents in Verizon’s possession relating to the Slim transaction; and

WHEREAS the Department has determined that Verizon’s purchase of the Slim Shares on the terms and conditions set forth below will not violate the antitrust laws;

NOW, THEREFORE, Verizon and the Department hereby agree as of May 11, 2005, as follows:

1. Verizon will enter into a Trust Agreement in the form attached hereto as Exhibit 1, or in a form approved by the Department, with a trustee satisfactory to both the Department and Verizon (“the Trustee”).

2. Immediately upon purchasing the Slim Shares, Verizon will transfer them to the Trustee and will assign to the Trustee its entire interest in such shares except as provided in this Agreement and the Trust Agreement.

3. A. While this Agreement is in effect, neither Verizon nor any of its officers or directors, nor any of its employees, agents, or representatives who are acting at its direction will:

(1)	Seek or accept any membership on MCI’s board of directors or any position as an officer or employee of MCI;

(2)	Seek or accept a right to nominate, or advise with respect to the nomination of, any member of MCI’s board of directors, including pursuant to the operation of Article VII, section 10 of MCI’s Amended and Restated Certificate of Incorporation concerning consultation by the Nominating and Corporate Governance Committee about nominees to the board;

(3)	Attend or participate in meetings of MCI’s board of directors, except to the limited extent that they may be invited by the MCI board to make specific presentations about the Merger including any revisions to the terms of the Merger Agreement, in which event they would not be present for or participate in the deliberations of the board;

(4)	Participate in internal MCI management decisions; or

(5)	Seek or obtain any confidential MCI business information, except: (1) to the extent required by law, (2) pursuant to confidentiality agreements entered into in connection with litigation or regulatory proceedings related to obtaining approval of the Merger, or (3) with notice to the Department and absent objection by the Department within 5 business days (or earlier, if the Department agrees), pursuant to confidentiality agreements entered into as part of a regular course of business transaction.

B. Nothing in this Agreement shall prevent Verizon from exercising any of its rights under the terms of the Merger Agreement as they read upon the date of this Agreement or engaging in customary, lawful planning for consummation of the Merger.

4. Verizon will promptly notify both the Trustee and the Department if the Merger Agreement is for any reason terminated without the Merger having been consummated. All notifications to the Department will be sent electronically or by fax, and by mail, with return receipt requested, to:

Assistant Attorney General

Antitrust Division

Main Justice Building

950 Pennsylvania Avenue, NW

Washington, DC 20530

(202) 514-2401 Telephone

(202) 616-2645 Fax

with a copy to:

Chief, Telecommunications & Media Enforcement Section

Antitrust Division

1401 H Street, NW

Eighth Floor

Washington, DC 20530

(202) 514-5621 Telephone

(202) 514-6381 Fax

5. Upon the consummation of the Merger, the Trustee may transfer the Slim Shares to Verizon under Article VIII.B of the Trust Agreement.

6. At any time, Verizon may request that the Trustee sell some or all of the Slim Shares. If such a request is made, the Trustee shall sell some or all of the Slim shares to a purchaser or purchasers and on terms acceptable to Department, in its sole discretion.

7. A. If (1) on May 1, 2006 the Department has not yet made a decision on whether to seek an injunction blocking the Merger; or (2) the Merger Agreement is terminated without the Merger having been consummated, the Trustee shall, within 120 days, sell the Slim Shares to a purchaser or purchasers and on terms acceptable to the Department, in its sole discretion.

B. The Department may, in its sole discretion, permit the Trustee to continue to hold some or all of the Slim Shares for some time period beyond that indicated in paragraph 7.A above.

C. The Trustee may seek an extension of time from the Department if he or she is unable to sell the Slim Shares on commercially reasonable terms within the time period specified in paragraph 7.A above.

D. At any time following the earlier of (a) termination of the Merger Agreement or (b) May 1, 2006, Verizon may make a one-time request for the Department to approve the transfer of some or all of the Slim Shares to Verizon by the Trustee under Article VIII.B of the Trust Agreement. The Department shall approve the transfer of such shares to Verizon unless it determines, in its sole discretion, that such transfer would be unlawful under Section 7 of the Clayton Act, 15 U.S.C. § 18, after exploring in customary fashion whether any appropriate conditions on such transfer would eliminate the unlawfulness. Verizon agrees to comply promptly with any requests for information from the Department prior to making its determination under this paragraph. Until the Department makes its determination whether the transfer of such shares would be unlawful (or Verizon withdraws its request made under this paragraph), the Trustee shall not sell the Slim Shares notwithstanding any other provision of this agreement.

8. Notice of any determination by the Department under paragraphs 6 and 7 above, and any other notices to Verizon, will be sent electronically or by fax, and by mail, with return receipt requested, to:

John Thorne

Senior Vice President & Deputy General Counsel

Verizon

1515 North Court House Road

Fifth Floor

Arlington, VA 22201-2909

703 351-3900 Telephone

703 351-3670 Fax

9. If the Department notifies Verizon that it has concluded that the transfer of some or all of the Slim Shares to Verizon pursuant to paragraph 7.D above would be unlawful under Section 7 of the Clayton Act, 15 U.S.C. § 18, and Verizon has been afforded a reasonable opportunity to meet with and be heard by the Deputy Assistant Attorney General or the Assistant Attorney General within the Department responsible for this matter prior to such determination being made, the Trustee shall sell the Slim Shares as provided in paragraph 7.A above. In this case, if the Department files a complaint in federal district court alleging Verizon’s retention of the Slim Shares would be unlawful under Section 7 of the Clayton Act, 15 U.S.C. § 18, Verizon agrees not to contest that determination or any other allegations contained in the Department’s complaint.

10. In the event that the Department determines that the transfer of the Slim Shares to Verizon pursuant to paragraph 7.D above would be unlawful, Verizon hereby consents and agrees, pursuant to the terms of the Stipulation attached hereto as Exhibit 2, to the entry of a Final Judgment in the form attached hereto as Exhibit 3. If the Department determines that the Merger would be unlawful under Section 7 of the Clayton Act, 15 U.S.C. § 18, it does not anticipate filing the proposed Final Judgment in the form attached hereto as Exhibit 3.

11. In the event that MCI is acquired by any person or entity other than Verizon and the Trustee receives any non-cash consideration for the Slim Shares, the Trustee will sell that non-cash consideration or Verizon may request to retain it under the same terms, conditions and processes described in this Agreement that apply to the Slim Shares.

12. The Department will not issue a request for additional information under 15 U.S.C. §18a, and may in its discretion grant early termination of the waiting period, with respect to the April 11, 2005 notification concerning Verizon’s proposed acquisition of the Slim Shares.

13. The Department will not divulge any information or documents obtained from the Trustee or Verizon under this Agreement or the Trust Agreement to any person other than an authorized representative of the executive branch of the United States or to the FCC, pursuant to a customary protective Order or waiver of confidentiality by Verizon, except in the course of legal proceedings to which the United States is a party (including grand jury proceedings), or for the purpose of securing compliance with this or related Agreements, or as otherwise required by law.

14. This Agreement will terminate upon the earlier of (i) the consummation of the Merger or (ii) the sale by the Trustee of the Slim Shares (or any replacement consideration that the Trustee is required to dispose of pursuant to paragraph IV.B.2 of the Trust Agreement).

United States Department of Justice		Verizon Communications Inc.

by	/s/ Nancy M. Goodman	by	/s/ John Thorne
	Nancy M. Goodman, Chief		John Thorne, Attorney for
	Telecommunications and Media Enforcement Section		Verizon Communications Inc.
Antitrust Division